By U.S. Mail and Facsimile

                                                     	June 28,
2005

Mr. Thomas R. Loftus
Senior Vice President and Chief Financial Officer
VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303-1499

Re:	VSE Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 9, 2005
      File No.  0-03676

Dear Mr. Loftus:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at
(202) 551-3865 or, in his absence, to the undersigned at (202)
551-
3768.


							Sincerely,


						John Cash
								Accounting Branch Chief








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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE